UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ending December 31, 2010

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ______

Commission file number 333-27429

THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

001
Plan Number

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1 AEC Parkway, Richmond Hts., Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

THE AERC 401(k) Savings Plan and Trust

December 31, 2010

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Plan Benefits	4

Statement of Changes in Net Assets Available for Plan Benefits	5

Notes to the Financial Statements	6-15

Supplemental Information:	16

Schedule of Assets Held (At End of Year)	17-18

Signatures	19

2

Report of Reznick Group, P.C., Independent
Registered Public Accounting Firm

To Participants and Administrator of the AERC 401 (K) Savings
Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2010 and 2009 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010 and the supplemental schedule as of December 31, 2010, as listed in the accompanying contents.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held (at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick Group, P.C.
Bethesda, Maryland

June 24, 2011

3

The AERC 401(K) Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2010 and December 31, 2009

	2010	2009
ASSETS

Investments, participant directed (See Note D)	$7,521,065	$6,704,169

Participant notes receivable	101,897	125,148

Total assets	7,622,962	6,829,317

LIABILITIES

Excess contributions refundable	28,320	33,720

Net assets available for benefits at fair value	7,594,642	6,795,597

Adjustment from fair value to contract value for
fully benefit-responsive investment contract	-	-

Net assets available for benefits	$7,594,642	$6,795,597

The accompanying notes are an integral part of this statement.

4

The AERC 401(K) Savings Plan and Trust

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2010

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note D)		$761,014
Interest and dividends		144,603
Contributions
Employer	106,178
Participants	641,981	748,159

Total net additions		1,653,776

Deductions from net assets attributed to:
Benefits paid to participants		837,658
Expenses paid		17,073
Total deductions		854,731

Net increase		799,045

Net assets available for plan benefits

Beginning of year		6,795,597

End of year		$7,594,642

The accompanying notes are an integral part of this statement.

5

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the AERC 401(K) Savings Plan and Trust have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement.  A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.         Basis of Accounting

The financial statements of the AERC 401(K) Savings Plan and Trust are prepared under the accrual method of accounting.

2.         Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  For further information, see Note C. Fair Value Measurements.

Investment income is recorded as earned and reinvested in plan assets.

3.         Federal Income Taxes

The Plan has received a favorable determination letter dated February 15, 1996, from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 ("ERISA").

4.         Participant Loans

            Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of 50 percent of their account balances.  The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.

5.         Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

6.         Payment of Benefits

Benefits are recorded when paid.

6

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2010

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

7.         Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ balances and the amounts reported in the statements of net assets available for plan benefits.

8.         Subsequent Events

            We have evaluated all subsequent events through the date of this filing, which is the date the financial statements were issued.

9.         Recent Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-25, "Reporting Loans to Participants by Defined Contribution Pension Plans" (ASU 2010-25) in order to clarify how loans to participants should be classified and measured by defined contribution pension plans.  The amendment to the accounting guidance, effective for fiscal years ending after December 15, 2010, requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The Plan elected to adopt ASU 2010-25 as of the year ended December 31, 2010, as permitted by the FASB.  The effect of ASU 2010-25 has also been retrospectively applied to the accompanying statements of net assets available for plan benefits as of the year ended December 31, 2009.  The adoption of ASU 2010-25 did not have a material impact on the Plan's financial statements.

In January 2010, the FASB amended the guidance on fair value measurements and disclosures to add two new disclosure provisions to the current fair value disclosure guidance, including (1) details of transfers in and out of level 1 and level 2 measurements, and (2) gross presentation of activity within the level 3 roll forward.  The guidance also amends two existing fair value disclosure requirements so that entities are required to disclose (1) the valuation techniques and inputs used to develop fair value measurements for assets and liabilities that are measured at fair value on both a recurring basis and nonrecurring basis in periods subsequent to initial recognition and (2) fair value measurement disclosures for each class of assets and liabilities.  A class is defined as a subset of assets or liabilities within a line item in the statement of financial position.  The guidance is for interim and annual reporting periods beginning after December 15, 2009, except for the changes to the level 3 rollforward which are effective for fiscal years beginning after December 15, 2010.  The adoption of this standard did not have a material impact on the Plan's financial statements.

7

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2010

NOTE B.  DESCRIPTION OF PLAN

The following description of the AERC 401(K) Savings Plan and Trust provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is sponsored by a controlled group of corporations which became effective April 1, 1990.  The Plan has been amended several times and restated for the purpose of modifying the benefits provided and complying with changes in applicable law.

Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21.  Twelve months of service is required for a participant to receive an employer matching contribution of 25% of the participant's contribution up to a maximum participant contribution of 6% of his or her gross wages.  Participants may elect to contribute up to 50% of their gross wages and currently have the option of investing their accounts between twenty-three different investment options.  The investment options include Associated Estates Realty Corporation ("AERC") common stock, an unallocated insurance contract and twenty-one different pooled separate accounts.  Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon.  Vesting in the employer matching contribution portion of their accounts is based on years of service.  A participant is 100% vested after three years of credited service.

At December 31, 2010 and 2009, forfeited non-vested accounts totaled $22,577 and $16,913, respectively.  These accounts will be used to reduce future employer contributions.  Also, in 2010 and 2009, employer contributions were reduced by $0 and $44,375, respectively, from forfeited nonvested accounts.

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, installment payments, a distribution in kind, or any reasonable combination of the foregoing.

8

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2010

NOTE C.  FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under accounting principles generally accepted in the United States are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability; and

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

9

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2010

NOTE C.  FAIR VALUE MEASUREMENTS (Continued)

Pooled Separate Accounts.  The fair value of the participation units owned by the Plan is based on the net assets of the underlying pool of securities on the last business day of the Plan year as determined by Prudential Retirement and Annuity Company ("Prudential").

Guaranteed Investment Contract:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note E).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 2010:

	Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total

Pooled separate accounts:
Balance Specialty	$-	$1,760,548	$-	$1,760,548
Large Cap Stock-Blend	-	1,242,291	-	1,242,291
Large Cap Stock-Value	-	1,010,310	-	1,010,310
Fixed Income-Intermediate Bond	-	410,698	-	410,698
Int Stock-Blend	-	212,804	-	212,804
Small Cap Stock-Growth	-	175,964	-	175,964
Mid Cap Stock-Value	-	148,538	-	148,538
Large Cap Stock-Growth	-	135,526	-	135,526
Fixed Income-Multisector	-	124,858	-	124,858
Int Stock-Emerging Markets	-	67,025	-	67,025
Specialty-Real Estate	-	32,312	-	32,312
Small Cap Stock-Value	-	18,486	-	18,486
Mid Cap Stock-Blend	-	16,956	-	16,956
Fixed Income-Govn't Securities	-	6,643	-	6,643
Mid Cap Stock-Growth	-	1,841	-	1,841
Common stocks	719,506	-	-	719,506
Guaranteed income fund	-	-	1,436,759	1,436,759
Total assets at fair value	$719,506	$5,364,800	$1,436,759	$7,521,065

10

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2010

NOTE C.  FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 2009:

	Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Pooled separate accounts
Large Cap Stock-Blend	$-	$1,369,109	$-	$1,369,109
Large Cap Stock-Value	-	1,029,262	-	1,029,262
Balanced-Lifetime	-	943,545	-	943,545
Bond Fund	-	403,431	-	403,431
International Stock-Growth	-	242,217	-	242,217
Small Cap Stock-Growth	-	148,790	-	148,790
Mid Cap Stock-Value	-	106,240	-	106,240
High Yield Bond	-	93,474	-	93,474
Large Cap Stock-Growth	-	84,052	-	84,052
Balanced-Lifetime	-	63,266	-	63,266
Balanced-Lifetime	-	36,566	-	36,566
Specialty-Real Estate	-	19,599	-	19,599
Retail Fund/Diversified Emerging Markets	-	10,324	-	10,324
Balanced-Lifetime	-	4,824	-	4,824
Government Securities	-	3,948	-	3,948
Balanced-Lifetime	-	3,386	-	3,386
Common stocks	556,967	-	-	556,967
Guaranteed income fund	-	-	1,585,169	1,585,169
Total assets at fair value	$556,967	$4,562,033	$1,585,169	$6,704,169

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The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2010

NOTE C.  FAIR VALUE MEASUREMENTS (Continued)

Level 3 Gains and Losses:

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2010.

Level 3 Assets

Year Ended
December 31, 2010

Guaranteed
Investment Contract

Balance, beginning of year	$1,585,169
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held
at the reporting date	-
Purchases, sales, issuances and settlements (net)	(148,410)
Balance, end of year	$1,436,759

NOTE D.  INVESTMENTS

The Plan's investments are held by Prudential at December 31, 2010 and 2009, respectively.  The following table presents the fair value of the investments that represent 5.0% or more of the Plan's net assets are separately identified.

	December 31,	December 31,
	2010	2009
Market Value of Investments	Fair Value	Fair Value

Investment at fair value as determined by Prudential
Guaranteed Income Fund	$1,436,759	$1,585,169
Dryden S&P 500 Index Fund	-	1,369,109
Core Bond Fund	-	403,431
Balanced Fund	-	943,545
Large Cap Value Fund	-	975,836
Associated Estates Realty Corporation Stock	719,506	556,967
Dodge & Cox Stock Fund	1,010,310	-
PIMCO Total Return Institutional Fund	410,698	-
Vanguard Index Trust 500 Portfolio	1,242,292	-
T. Rowe Price Retirement 2020	1,149,264	-
Other	1,552,236	870,112

	$7,521,065	$6,704,169

12

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2010

NOTE D.  INVESTMENTS (Continued)

During the year ended December 31, 2010, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $761,014 as follows:

Pooled separate accounts	$565,079
Common Stock	195,935

$761,014

NOTE E.  INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan includes a guaranteed income fund, which holds a fully benefit-responsive synthetic guaranteed investment contract with Prudential Retirement Insurance & Annuity Company ("PRIAC").  PRIAC maintains the contributions in an insurance company issued general account evergreen group annuity spread product.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The Plan owns a promise to pay interest at crediting rates, which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity insurance contract.  There are not any specific securities in the general account that back the liabilities of this annuity contract.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Contract value approximates fair value at December 31, 2010 and 2009.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract at contract value.  There are no events known to us which are probable of occurring which would limit the ability of the Plan to transact at contract value with participants.  The average yield and crediting interest rates were 1.65% and 2.10% for 2010 and 2009, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent.  Such interest rates are reviewed on a semi-annual basis for resetting.

NOTE F.  PARTICIPANT NOTES RECEIVABLE

During 2010, the Plan made loans to various employees from their respective interests in the Plan.  These loans and loans made in prior years bear interest at rates varying from 4.25% to 9.25%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest.  The notes have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the notes, face value equal or greater than $1,000, and do not exceed 50 percent of the present value of the borrowers' interest in the Plan.

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The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2010

NOTE G.  PLAN TERMINATION

Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE H.  PARTY IN INTEREST TRANSACTIONS

For the year ended December 31, 2010, the Plan purchased AERC common stock at a cost of $70,440.  The fair value of AERC common stock included in investments at December 31, 2010 and 2009 was $719,506 and $556,967, respectively.

Certain Plan investments are units of pooled separate accounts managed by Prudential.  Prudential is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees paid by the Plan to Prudential for the investment management services provided by Prudential for the years ended December 31, 2010 and 2009, amounted to $17,073 and $3,991, respectively.

At December 31, 2010 and 2009, the Plan's participants had loans of $101,897 and $125,148, outstanding, respectively, which were secured by their account balances.

NOTE I.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements for the year ended December 31, 2010 to the Form 5500:

	December 31,	December 31,
	2010	2009

Net assets available for plan benefits per the
financial statements	$7,594,642	$6,795,597

Excess contributions refundable	28,320	33,720

Net assets available for plan benefits per Form 5500	$7,622,962	$6,829,317

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010 to the Form 5500:

Benefits paid to participants per the financial statements	$837,658

2009 excess contributions refundable	33,720

2010 excess contributions refundable	(28,320)

Benefits paid to participants per Form 5500	$843,058

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The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2010

NOTE J.  EXCESS CONTRIBUTIONS

As of December 31, 2010 and 2009, refunds of contributions totaling $28,320 and $33,270, respectively, had been recorded as a liability to certain employees in order to pass the Average Deferral Percentage test under Section 401(a) of the IRC.

15

SUPPLEMENTAL INFORMATION

16

The AERC 401(K) Savings Plan and Trust

FORM 5500 SCHEDULE H – ITEM IV(I)

EIN:  34-1747603 Plan #001

SCHEDULE OF ASSETS HELD (AT END OF YEAR) (Continued)

December 31, 2010

	Description of Investment, Including
Identity of	Maturity Date, Rate of Interest,		Fair
Party Involved	Collateral, and Par or Maturity Value	Cost***	Value

*Prudential	Guaranteed Income Fund		$1,436,759

*Prudential	Vanguard Index Trust 500 Portfolio		1,242,291

*Prudential	T Rowe Price Retirement 2020		1,149,263

*Prudential	Dodge & Cox Stock Fund		1,010,310

*AERC	Associated Estates Realty Corporation Common Stock		719,506

*Prudential	Pimco Total Return Institution Fund		410,698

*Prudential	T. Rowe Price Retirement 2030		283,896

*Prudential	Vanguard Total International Stock Index		193,510

*Prudential	T. Rowe Price New Horizons		175,964

*Prudential	T. Rowe Price Retirement 2040		153,022

*Prudential	Vanguard Selected Value		148,538

*Prudential	T. Rowe Price Growth Stock		135,526

*Prudential	Loomis Sayles Bond Fund		124,858

*Prudential	T. Rowe Price Retirement Income		97,683

*Prudential	T. Rowe Price Retirement 2010		67,354

*Prudential	Oppenheimer Developing Markets Fund		67,025

*Prudential	Cohen & Steers Realty Shares Fund		32,312

*Prudential	Thornburg International Value Fund		19,294

*Prudential	Janus Perkins Small Cap Value Fund Class T		18,486

*Prudential	Vanguard Mid Cap Index Fund		16,956

17

The AERC 401(K) Savings Plan and Trust

FORM 5500 SCHEDULE H – ITEM IV(I)

EIN:  34-1747603 Plan #001

SCHEDULE OF ASSETS HELD (AT END OF YEAR)

December 31, 2010

	Description of Investment, Including
Identity of	Maturity Date, Rate of Interest,		Fair
Party Involved	Collateral, and Par or Maturity Value	Cost***	Value

*Prudential	T. Rowe Price Retirement 2050		9,330

*Prudential	Vanguard Intermediate Term Treasury Fund		6,643

*Prudential	Buffalo Mid Cap Fund		1,841

*Participant Loans	**Participant Loans - 4.25% to 9.25%		101,897

*Represents a party-in-interest

**Participant loans are considered investments on the Form 5500, but are classified as notes receivable on the financial statements. See Note A9 for further clarification on this treatment.

***Historical cost has not been presented, as all investments are participant directed.

18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Signature	Title	Date

/s/ Jeffrey I. Friedman	Trustee	June 24, 2011
Jeffrey I. Friedman

/s/ Lou Fatica	Trustee	June 24, 2011
Lou Fatica

/s/ Daniel E. Gold	Trustee	June 24, 2011
Daniel E. Gold

19